Exhibit 17.1

Generation Zero Group, Inc.
20225 Ne 34th Court, Unit #413
Aventura, Florida 33180

To the Board of Directors of Generation Zero Group, Inc.:

I, Matthew Krieg, hereby resign as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director of Generation Zero Group, Inc. (the “Company”), effective as of 8:00 A.M., E.S.T., May 13, 2013.  Further, I represent and warrant that the Company does not owe me any back pay, unpaid compensation, unpaid loans, severance pay, or any other unpaid obligations of any kind.  As a result of my resignation, I no longer hold any officer or director position whatsoever with the Company or any of its subsidiaries.

Dated:  May 13, 2013

Very truly yours,